UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41225

VIZSLA SILVER CORP.

(Registrant)

Suite 1723, 595 Burrard Street

Vancouver, British Columbia V7X 1J1 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date: August 27, 2024	By	/s/ Michael Konnert
Michael Konnert
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Panuco Project - National Instrument 43-101 Technical Report and Preliminary Economic Assessment
99.2	Consent of QP – Allan Armitage
99.3	Consent of QP – Ben Eggers
99.4	Consent of QP – James Millard
99.5	Consent of QP – Jonathan Cooper
99.6	Consent of QP – Peter Mehrfert
99.7	Consent of QP – Ramon Mendoza Reyes
99.8	Consent of QP – Scott C Elfen